Mail Stop 3561

August 10, 2009

Mr. Jose Antonio Fernandez Carbajal
Chief Executive Officer
Fomento Economico Mexicano, S.A.B. de C.V.
General Anaya No 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

Re: Fomento Economico Mexicano, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2008
Filed June 30, 2009
File No. 333-08752

Dear Mr. Carbajal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 26. Differences between Mexican FRS and U.S. GAAP, F-48

1. It appears from your disclosure in Note 2(b) on F-10 that the criteria under Mexican FRS for determining an inflationary environment is when the cumulative inflation of the three preceding years is 26% or more. This criteria appears to be inconsistent with the criteria under US GAAP, particularly for your subsidiaries

in Nicaragua, Costa Rica, and Argentina. Per the guidance in paragraph 830-10-45-11 of the FASB Accounting Standards Codification, an inflationary economy is one in which the <u>cumulative</u> inflation of the three preceding years is greater than 100%. Please show us where you have presented the reconciling item for such difference or tell us why such item is not necessary.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William J. Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services